Exhibit 107

Calculation of Filing Fee Tables

Form S-4

ASSURE HOLDINGS CORP.

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee
	Newly Registered Securities
Fees Previously Paid	Equity	Common stock, par value $0.0001 per share (1)	457(f)	81,000,000	(1)	—	$26,999.99	(2)	0.0001476	$3.99
	Total Offering Amounts						$26,999,99			$3.99
	Total Fees Previously Paid									$—
	Total Fee Offsets									—
	Net Fee Due									$3.99

(1)    Relates to common stock, $0.001 par value per share, of Assure Holdings Corp., a Nevada corporation (“Assure”), issuable to holders of common stock, $0.001 par value per share, of Danam Health, Inc., a Delaware corporation (“Danam”), in the proposed merger of Assure Acquisition Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Assure, with and into Danam (the “Merger”). The amount of Danam common stock to be registered is based on the estimated number of shares of Danam common stock that are expected to be issued (or reserved for issuance) pursuant to the Merger, assuming 9,000,000 shares of common stock of Assure outstanding in a fully diluted basis and using the merger consideration calculation from the Merger Agreement resulting in current Assure equityholders holding 10% of the issued and outstanding shares of common stock of Assure following the Merger on a fully diluted basis, such calculation being 9,000,000 divided by 0.09 minus 9,000,000.

(2)    Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon an amount equal to one - third of the par value of the Danam securities expected to be exchanged in the Merger. Danam is a private company, no market exists for its securities and Danam has an accumulated capital deficit.